

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 21, 2018

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

> Re: **Smart Decision, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed May 1, 2018**
> **File No. 024-10822**

Dear Mr. Green:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2018 letter.

General

1. We note your response to prior comment 1 where you state that you are not a shell company because the company "has acquired a key and very valuable asset with the patent rights, and is now engaged in raising money to develop its purpose." We are unable to agree, without further analysis, that you are not a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please tell us what you mean by "key and very valuable asset with the patent rights" (emphasis added) or revise your disclosure on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control

securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Risk Factors

Our By-Laws include a mandatory arbitration provision which may discourage shareholder litigation and enforcement of shareholder rights…, page 5

2. We note your response to prior comment 5. Please expand your risk factor to address how the arbitration provision impacts shareholders, including but not limited to, the imposition of significant costs, the possibility that arbitration may result in less favorable settlements, the foreclosing of class actions, and the limiting of discovery.

3. Please expand your disclosure to discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the United States federal securities laws. To the extent the provision does not impact claims under the United States federal securities laws, please revise to so state. This comment also applies to your disclosure on page 40.

4. Please clarify whether Florida law permits mandatory arbitration. To the extent it does not, please revise your disclosure to address issues related to enforceability.

We are classified as an "emerging growth company"…, page 10

5. We note your response to prior comment 6 where you state that "[at] the present time, the Company, following termination of the offering, does not intend to register its Class A Common stock using Form 8-A." Pursuant to Section 3(b) of the Securities Act, the Commission has exempted from registration offerings made in compliance with Regulation A and Form 1-A. Please provide us with an analysis detailing the applicability of the emerging growth company status to this Regulation A offering or revise throughout to remove reference to your emerging growth company status.

Offering Period and Expiration Date, page 17

6. We note your response to prior comment 3 where you state that "there is no minimum offering." Please revise to reconcile your statement that "[t]his Offering will start on or after the Qualification Date and will terminate if the Minimum Offering is not reached or, if it is reached, on the Termination Date." (emphasis added)

Procedures for Subscribing, page 17

7. We note your response to prior comment 9. Please expand your disclosure to provide material terms of your agreement with Minivest, including how much you are paying Minivest for its services. Additionally, please file the agreement as an exhibit to the offering circular. Refer to Item 17 of Part III of Form 1-A for guidance.

Business, page 21

8.   We refer to prior comment 8. We continue to note that much of the information in this section appears promotional, rather than factual. Please revise to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. In addition, please revise your disclosure under an appropriate heading to address your current and immediate activities.

Who will pay for SMART DECISION INC.™ services?, page 25

9.   We note your response to prior comment 10. We refer to your revised disclosure and graphics, which references to industry leaders such as The Home Depot, Amazon and Lowes, among others. Please clarify whether you have any agreements with these companies and whether you have received permission to reproduce their logos. To the extent you have no agreements with the companies, please revise to remove the image, including names and logos.

Certain Relationships and Related Party Transactions, page 33

10.   We note your response to prior comment 16. We have been unable to locate the requested disclosure.   Please revise your disclosure to provide the material terms of the agreements and file the loan agreements with GPL Ventures, LLC as exhibits to the offering statement. In addition, please explain how the related parties are affiliated with the company. Refer to Item 13 of Part II to Form 1-A and Item 17 of Part III to Form 1-A.

Principal Stockholders, page 37

11.   We note your response to prior comment 6. Please revise to provide the persons who have sole or shared voting or investment power for the entities listed. Additionally, to the extent your officers and directors have voting or investment power in the entities listed, please revise the table to include the name of the officer and/or director and their respective share ownership. In this regard, we note, for example, that Jonathan Morgan is a director of the company and he owns and controls R and J Holdings USA.

Our By-Laws contain an exclusive forum provision that may discourage shareholder lawsuits, page 40

12.   Please revise to clarify how your exclusive forum provisions impact derivative lawsuits alleging violations of federal securities laws.

13.   You state that "[your] By-Laws contain an exclusive forum providing that unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for… any action asserting a claim governed by the internal affairs doctrine shall be the court of appropriate jurisdiction under the law of the Corporation's State of corporate domicile (or, if this court does not have jurisdiction, the federal district court for the District of the Corporation's State of corporate domicile)." Please clarify what you mean by "state of corporate domicile." In this regard, we note that you are incorporated in Wyoming but your office is in Florida.

Legal Opinion

14.   We refer to the penultimate paragraph of counsel's opinion, which states "I have not been engaged to examine, nor have I examined, the Offering Statement for the purpose of determining the accuracy or completeness of the information included therein or the compliance and conformity thereof with the rules and regulations of the SEC or the requirements of Form 1-A, and I express no opinion with respect thereto." It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. We will not object if counsel assumes, for purposes of its opinion, that, the offering statement will be qualified pursuant to the federal securities laws. Please revise accordingly. Refer to Staff Legal Bulletin 19 (CF) Section II.B.3(a) for guidance.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

                                                Sincerely,

                                                /s/ Folake Ayoola

                                                Folake Ayoola
                                                Special Counsel
                                                Office of Information
                                                Technologies and Services

cc: John E. Lux, Esq.